SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

CONTENT

Basis of Presentation

From 3Q20 onwards, the Earnings Release is expressed in U.S. dollars to facilitate the reading of results. YPF has defined the U.S. dollar as its functional currency and subsidiaries having the Argentine Peso as functional currency were adjusted for inflation, corresponding to a hyperinflationary economy, in accordance with IAS guidelines. Unless otherwise indicated, the calculation of all Income Statement figures in U.S. dollars are calculated as the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period; and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period. Cash Flow items were converted to U.S. dollars using the average exchange rate for each period; whereas Balance Sheet items were converted to U.S. dollars using the end of period exchange rate for each period. The accumulated financial information presented in this document is calculated as the sum of the quarters for each period.

Another quarter with strong profitability amid continuous recovery in O&G production, while maintaining positive free cash flow leading to further deleveraging.

Summary Consolidated Financials Unaudited Figures, in US$ million	3Q20	2Q21	3Q21	Q/Q Δ	9M20	9M21	Y/Y Δ
Revenues	2,327	3,349	3,621	8.1%	7,106	9,618	35.3%
EBITDA	472	1,146	1,214	5.9%	1,683	3,184	89.2%
Adjusted EBITDA	392	1,084	1,154	6.5%	1,270	3,005	N.M
Operating income before impairment of assets	(300)	310	428	37.9%	(591)	816	N.M
Operating income	(319)	310	428	37.9%	(1,460)	816	N.M
Net income before impairment of assets	(468)	(492)	237	N.M	(986)	(280)	-71.5%
Net income	(482)	(492)	237	N.M	(1,637)	(280)	-82.9%
EPS	(1.23)	(1.22)	0.59	N.M	(4.17)	(0.69)	-83.5%
Capex	257	580	696	19.8%	1,016	1,763	73.4%
FCF	150	311	144	-53.6%	126	740	N.M
Cash and cash equivalents	1,004	935	1,034	10.6%	1,004	1,034	2.9%
Total debt	8,207	7,434	7,489	0.7%	8,207	7,489	-8.7%

EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects +/- one-off items.

EPS attributable to shareholders of the parent company (basic and diluted).

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

1. MAIN HIGHLIGHTS OF THE QUARTER

•	Profitability remained strong with Adjusted EBITDA surpassing the US$1.0 billion threshold for the second consecutive quarter, expanding 6.5% q/q.

•	While local crude and fuel prices were not fully aligned with international parities, we continued to benefit from the high global price environment, particularly on non-fuels such as petrochemicals.

•

Oil and gas production expanded for the third consecutive quarter (7.5% q/q), accumulating a 17.2% increase in 9M21. During 3Q21, natural gas led the recovery (14.1% q/q), exceeding our commitments within the Plan GasAR.

•

Shale activity remained our primary focus, with total shale output already accounting for a third of our consolidated production. Shale oil production averaged 52.1Kbbl/d in 3Q21 (or +27.7% y/y), while shale gas output from our operated areas reached a historical record of 10.3Mm3/d (or +120.5% y/y).

•	Continued ramping up capex activity (+19.8% q/q), reaching the highest number of completed horizontal wells in any given quarter while maintaining a healthy backlog of DUCs.

•

Domestic fuel sales resumed their recovery trend after mobility restrictions were relaxed, reaching pre-pandemic levels – consumption of gasoline and diesel expanded by 22.4% and 7.9% q/q, respectively.

•

Total OPEX for the quarter expanded by 6.3% sequentially, primarily as a result of increased activity together with a negative combination of macro variables such as inflation, wages, and devaluation. However, despite of the latter, the cumulative 9M21 OPEX still came at 15.3% below the pre-pandemic levels of 9M19, showcasing that cost efficiencies remain well in place.

•

Cash flow was positive for the sixth consecutive quarter at US$144 million – accumulating US$740 million during 9M21 – allowing to further reduce our net debt by US$44 million sequentially to US$6,455 million (down by a total of US$621 million in the first nine months of the year). Net leverage down to 2.0x, after peaking at 4.9x in 1Q21.

2. ANALYSIS OF CONSOLIDATED RESULTS

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Diesel	846	1,111	1,220	44.3%	2,571	3,252	26.5%
Gasoline	359	581	720	N.M	1,291	1,914	48.2%
Natural gas as producers (third parties)	298	394	507	70.4%	815	1,160	42.3%
Other	558	821	775	38.8%	1,463	2,148	46.8%

Total Domestic Market	2,060	2,907	3,222	56.4%	6,141	8,475	38.0%

Jet fuel	5	26	33	N.M	110	83	-25.0%
Grain and flours	135	230	159	18.1%	328	503	53.6%
Crude oil	12	11	6	-50.3%	82	23	-72.4%
Petchem & Other	115	176	201	75.5%	446	535	20.1%

Total Export Market	267	442	399	49.7%	965	1,144	18.5%

Total Revenues	2,327	3,349	3,621	55.6%	7,106	9,618	35.3%

Revenues for 3Q21, which amounted to US$3,621 million, showed a sustained recovery on a sequential basis, increasing 8.1% mainly supported by a recovery in demand for gasoline and diesel (since the temporary mobility restrictions that were imposed between April until June 2021 were relaxed), whose prices remained relatively stable in dollar terms, better pricing for those products with a strong correlation with international prices (~20% of revenues), and the continuous expansion in natural gas production with higher realization prices due to the seasonal adjustment of the new Plan GasAR. In addition, when compared to pre-pandemic levels, our revenues stood 9.4% above 3Q19.

•

Diesel revenues – 34% of our total sales – increased 9.8% sequentially due to higher volumes sold (7.9%) and higher prices (1.6%), and slightly surpassing pre-COVID levels of demand, being above 2.7% when compared to 3Q19.

•

Gasoline sales – 20% of total revenues – showed the same trend increasing by 23.9% q/q especially due to an expansion in volumes (22.4%), taking into consideration retail demand’s sensitivity to the elimination of the mobility restrictions, though standing just a mild 2.7% below 3Q19 demand levels, whereas the realization prices remained stable.

•

Natural gas revenues as producers sold to third parties in the local market – 14% of consolidated sales – increased 28.8% q/q mainly due to a better pricing on the back of the seasonal adjustments of the new Plan GasAR and better contractual terms with certain clients.

•	Other domestic sales decreased 5.7% q/q mainly due to lower sales of fuel oil, fertilizers, grains and flours and GLP which more than offset higher sales of jet fuel and virgin naphtha.

•	Export revenues decreased 9.7% q/q mainly on lower seasonal sales of grains and flours.

On a year over year basis, revenues increased 55.6% given the general recovery as 3Q20 was still entirely affected by the COVID outbreak with strict mobility restrictions still in place – with a very weak international pricing environment –, and thus, was characterized by weak demand levels for most of our products after the collapse that took place in 2Q20.

Consolidated Costs Breakdown Unaudited Figures, in US$ million	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Lifting cost	(329)	(460)	(495)	50.2%	(1,252)	(1,365)	9.1%
Other Upstream	(146)	(101)	(71)	-51.4%	(365)	(231)	-36.8%
Refining & Logistics	(230)	(255)	(284)	23.5%	(706)	(768)	8.8%
Other Downstream	(107)	(112)	(124)	16.3%	(313)	(334)	6.7%
G&P, Corpo. & Other	(90)	(88)	(105)	16.6%	(476)	(257)	-46.0%

Total OPEX	(902)	(1,015)	(1,079)	19.6%	(3,111)	(2,955)	-5.0%

Depreciation & Amortization	(723)	(835)	(780)	7.9%	(2,225)	(2,363)	6.2%
Royalties	(146)	(187)	(221)	51.7%	(437)	(579)	32.6%
Other	(139)	(139)	(124)	-10.8%	(328)	(356)	8.7%

Total Other Costs	(1,008)	(1,161)	(1,126)	11.7%	(2,990)	(3,298)	10.3%

Fuels imports	(31)	(95)	(170)	N.M	(183)	(339)	85.4%
Crude oil purchases to third parties	(83)	(248)	(235)	N.M	(335)	(735)	N.M
Biofuel purchases	(52)	(90)	(136)	N.M	(289)	(333)	15.3%
Non-oil agro purchases	(223)	(322)	(311)	39.3%	(502)	(752)	49.8%
Other purchases	(219)	(195)	(265)	21.0%	(514)	(625)	21.8%
Stock variations	(61)	86	95	N.M	35	206	N.M

Total Purchases & Stock Variations	(669)	(863)	(1,022)	52.7%	(1,787)	(2,579)	44.3%

Other operating results, net	(47)	(1)	34	N.M	191	30	-84.2%
Impairment of assets	(19)	—	—	N.M	(869)	—	N.M

Operating Costs + Purchases + Impairment of Assets	(2,646)	(3,039)	(3,193)	20.7%	(8,566)	(8,803)	2.8%

Stock variations include holding results of US$(1) million in 3Q20, US$62 million for 2Q21 and US$30 million for 3Q21.

Total OPEX, which stood at US$1,079 million, expanded 6.3% sequentially due to the salary increases agreed with labor unions, the still high inflation rate, and the hike in activity levels. When comparing to the pre-pandemic levels of 3Q19, OPEX decreased 3.1% driven primarily by efficiencies in operating expenses supported by our company wide cost-cutting program performed during 2020, even despite the strong devaluation that took place in August 2019, after the Presidential PASO election, which strongly diluted OPEX during that quarter in 2019.

Total Purchases & Stock Variations, increased 18.4% sequentially. The q/q increase in purchases, a category highly correlated with demand levels for refined products, was mainly driven by:

•

An increase in fuel imports of 79.1% primarily due to an expansion in imports of premium gasoline and diesel on higher volumes and prices for both products, due to the planned stoppage of a unit of the La Plata refinery between May and August and a growth in volumes sold.

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential customers and small businesses) and to large customers (power plants and industries) – included in the “Other” category – expanded 33.0% mainly on higher seasonal volumes (23.8%) and higher prices (7.4%).

•

Biofuel purchases reported an increase of 51.4% mainly due to higher purchases of biodiesel (96.7%) and higher purchases of bioethanol (32.8%) mainly driven by higher volumes acquired for both products, aligned to the sequential increase in gasoline and diesel demand and given the lack of supply of biodiesel in the market during the 2Q21.

During 3Q21, a positive stock variation of US$95 million was recorded, mainly due to an increase in the volume of stocks as well as in the replacement cost of our inventories.

Consolidated Net Income Breakdown Unaudited Figures, in US$ million	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Operating income	(319)	310	428	N.M	(1,460)	816	N.M

Interests in companies and joint ventures	58	15	45	-23.0%	112	117	4.8%
Financial results, net	(98)	(116)	(82)	-16.4%	(191)	(247)	29.2%

Earnings before tax	(360)	209	390	N.M	(1,539)	686	N.M

Income tax	(122)	(701)	(153)	25.1%	(98)	(966)	N.M

Net Income	(482)	(492)	237	N.M	(1,637)	(280)	-82.9%

Net Income before impairment of assets	(468)	(492)	237	N.M	(986)	(280)	-71.5%

Financial results, net, for 3Q21 represented a US$82 million loss compared to the greater loss of US$116 million posted in 2Q21, mainly on higher net FX gains (US$53 million in 3Q21 compared to US$39 million in 2Q21), an increase in the fair value of financial assets (US$38 million in 3Q21 compared to US$26 million in 2Q21), and a lower loss related to net financial updates (US$(49) million in 3Q21 compared to US$(67) million in 2Q21).

As a result of the operating and financial evolution, earnings before taxes reached US$390 million increasing 86.6% q/q. In the same line, net income for the quarter represented a gain of US$237 million, compared to the loss of US$492 million over 2Q21.

3. EBITDA AND ADJUSTED EBITDA RECONCILIATION

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Net Income	(482)	(492)	237	N.M	(1,637)	(280)	-82.9%
Financial results, net	98	116	82	-16.4%	191	247	29.2%
Interests in companies and joint ventures	(58)	(15)	(45)	-23.0%	(112)	(117)	4.8%
Income tax	122	701	153	25.1%	98	966	N.M
Unproductive exploratory drillings	49	1	5	-88.9%	49	6	-87.8%
Depreciation & amortization	723	835	780	7.9%	2,225	2,363	6.2%
Impairment of assets	19	—	—	N.M	869	—	N.M

EBITDA	472	1,146	1,214	N.M	1,683	3,184	89.2%

Leasing	(80)	(63)	(64)	-20.2%	(244)	(188)	-23.0%
Other adjustments	0	2	5	N.M	(169)	9	N.M

Adjusted EBITDA	392	1,084	1,154	N.M	1,270	3,005	N.M

Adjusted EBITDA for the quarter reached US$1,154 million, increasing 6.5% sequentially, and 18.2% above the pandemic free Adjusted EBITDA of 3Q19. When compared to the previous quarter, the expansion was backed mainly by an increase in natural gas production, a recovery in local demand and higher realization prices for natural gas and products highly correlated with international oil prices. Adjusted EBITDA margin reached 32%, standing at the high-end of the range of the past few years.

The Adjusted EBITDA calculation include or exclude several items that can be considered infrequent which are the following.

•	3Q21: Includes stand-by costs for US$21 million.

•	2Q21: Includes stand-by costs for US$40 million.

•

3Q20: Includes stand-by costs for US$65 million, charges related to the Voluntary Retirement Program for US$85 million, and a US$6 million provision related to Decree No. 1053/2018, but excludes the impairment of intangible assets for US$19 million.

The reconciliation for each one of our segments between EBITDA and Adjusted EBITDA for 3Q21 is presented in the table below.

EBITDA breadkdown by segment Unaudited Figures, in US$ million	Upstream	Downstream	Gas & Energy	Corporate & Other	Consolid. Adjustments	Total
Operating income	222	235	29	(37)	(20)	428
Depreciation & amortization	606	141	14	22	(1)	780
Unproductive exploratory drillings	5	—	—	—	—	5
Impairment of assets	—	—	—	—	—	—

EBITDA	833	376	43	(16)	(22)	1,214

Leasing	(38)	(21)	(5)	—	—	(64)
Other adjustments	0	(0)	(0)	5	—	5

Adjusted EBITDA	795	355	37	(11)	(22)	1,154

4. ANALYSIS OF RESULTS BY BUSINESS SEGMENT

4.1. UPSTREAM

Upstream Financials Unaudited Figures, in US$ million	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Crude oil	772	971	1,065	37.9%	2,311	2,986	29.2%
Natural gas	306	423	536	75.2%	897	1,244	38.7%
Other	1	(9)	4	N.M	(12)	7	N.M

Revenues	1,078	1,385	1,604	48.7%	3,196	4,237	32.6%

Depreciation & amortization	(505)	(663)	(606)	20.0%	(1,623)	(1,850)	14.0%
Lifting cost	(329)	(460)	(495)	50.2%	(1,252)	(1,365)	9.1%
Royalties	(146)	(187)	(221)	51.7%	(437)	(579)	32.6%
Exploration expenses	(57)	(8)	(10)	-83.0%	(71)	(20)	-71.8%
Other	(200)	(79)	(50)	-74.8%	(205)	(193)	-6.0%

Operating income before impairment of assets	(159)	(12)	222	N.M	(392)	229	N.M

Impairment of assets	(19)	—	—	N.M	(867)	—	N.M

Operating income	(178)	(12)	222	N.M	(1,259)	229	N.M

Depreciation & amortization	505	663	606	20.0%	1,623	1,850	14.0%
Unproductive exploratory drillings	49	1	5	-88.9%	49	6	-87.8%
Impairment of assets	19	—	—	-100.0%	867	—	-100.0%

EBITDA	394	652	833	N.M	1,280	2,085	62.9%

Leasing	(36)	(38)	(38)	5.6%	(111)	(115)	3.7%
Other adjustments	(0)	0	0	N.M	(170)	0	N.M

Adjusted EBITDA	358	614	795	N.M	999	1,970	97.2%

Capex	161	480	559	N.M	741	1,465	97.6%

Revenues expanded 15.7% compared to 2Q21, reaching US$1,604 million, backed by an increase in natural gas production and a recovery in the prices for gas and crude oil.

•

Crude oil revenues increased 9.7% q/q as prices expanded by 7.2%, not fully correlated with the rise in Brent given that the transition scheme agreed between producers and refiners locally is still in place, whereas production remained relatively stable at 209.4 Kbbl/d.

•

Natural gas revenues expanded 26.5% q/q as output went up by 14.1% – as we temporarily focused activity on gas to meet our commitments under the Plan GasAR –, while average realization price increased 10.4% – supported by the seasonality factor included in the Plan GasAR and better contractual terms with other clients.

On a year over year basis, revenues jumped 48.7% y/y with both crude oil and natural gas sales expanding since 3Q20 was a quarter impacted entirely by the partial halt in operations given the pandemic outbreak and the drop in international and local prices of such products.

Unit Cash Costs Unaudited Figures, in US$/boe	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Lifting Cost	7.8	11.0	10.9	40.3%	9.8	10.8	10.4%
Royalties and other taxes	3.9	4.8	5.2	35.3%	3.8	5.0	31.3%
Other Costs	3.6	2.6	1.7	-51.4%	3.0	2.0	-34.0%

Total Cash Costs (US$/boe)	15.2	18.3	17.8	17.4%	16.6	17.7	7.0%

Regarding our cost structure and on a per unit basis, total cash costs decreased 2.7% q/q – contracting 2.0% compared to the pre-pandemic quarter of 3Q19 as a result of our cost-cutting program and despite the devaluation that strongly diluted costs in 3Q19 –, mainly due to the following:

•

Lifting costs remained flat q/q despite the salary increases negotiated with labor unions, the high inflation rate and more pulling and maintenance activity which were offset by efficiencies in operating expenses. It is important to highlight that we registered a significant reduction in unconventional lifting cost (-26.8% q/q), which offset the deterioration on the conventional side (+11.4% q/q).

•

Royalties increased 8.7% sequentially on a per unit basis. In millions of dollars, royalties expanded 18.2% q/q principally due to higher production and prices. Royalties in connection with crude oil increased at 11.6% and the royalties related to natural gas increased 35.1%.

•	The decrease in “Other Costs” was mainly explained by the higher stand-by costs recorded during 2Q21 associated with the blockades in Neuquén.

In summary, Adjusted EBITDA reached US$795 million during the quarter, expanding 29.6% on a sequential basis, and 2.2x y/y.

Upstream Operating data Unaudited Figures	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Net Production Breakdown

Crude Production (Kbbld)	202.4	210.2	209.4	3.5%	209.4	209.1	-0.2%

Conventional	157.9	157.0	153.8	-2.6%	165.6	156.4	-5.6%
Shale	40.8	49.8	52.1	27.7%	39.7	49.5	24.7%
Tight	3.7	3.3	3.5	-5.5%	4.2	3.3	-21.3%

NGL Production (Kbbld)	44.8	36.6	41.7	-7.0%	45.2	36.0	-20.4%

Conventional	27.2	18.3	14.8	-45.6%	26.6	16.5	-38.0%
Shale	13.8	16.5	25.3	83.6%	14.9	18.0	20.5%
Tight	3.8	1.8	1.6	-59.2%	3.7	1.5	-58.9%

Gas Production (Mm3d)	35.2	34.1	38.9	10.5%	36.1	34.9	-3.3%

Conventional	19.0	17.7	16.9	-11.0%	19.2	17.5	-8.9%
Shale	7.7	8.6	14.0	81.5%	8.1	9.7	19.2%
Tight	8.5	7.8	8.0	-6.0%	8.8	7.7	-11.8%

Total Production (Kboed)	468.5	461.1	495.6	5.8%	481.8	464.8	-3.5%

Conventional	304.4	286.6	274.8	-9.7%	313.2	283.1	-9.6%
Shale	103.1	120.2	165.5	60.5%	105.6	128.3	21.4%
Tight	61.0	54.3	55.3	-9.3%	63.0	53.4	-15.2%
Average realization prices
Crude Oil (USD/bbl)	40.1	51.6	55.3	38.0%	39.6	52.4	32.4%
Natural Gas (USD/MMBTU)	2.7	3.8	4.2	57.9%	2.6	3.7	40.5%

Natural gas price for 2Q20 has been restated due to the change in the accrual of the Plan Gas and the adjustments for final billing.

Production expanded 7.5% sequentially as a result of the increase in activity, temporarily focused on shale gas to comply with our commitments under the new Plan GasAR, especially after the blockades we suffered in April. As a result, natural gas production expanded 14.1% q/q due to a 63.7% jump in shale gas. There was an even more pronounced jump of 73.7%, when looking specifically at our operated shale gas production, mostly led by the productivity of the new wells tied-in in the Rincon de Mangrullo and Aguada de la Arena blocks. Shale gas output in our operated areas reached a historical record of 10.3 Mm3/d.

On the crude oil side, output remained relatively stable driven by a 4.6% increase q/q in shale, which was compensated by a decline in our conventional fields (-2.0% q/q) despite the sound results we are having at mitigating their natural decline rate, as tertiary recovery continues to prove its effectiveness.

On a year over year basis, total production for 3Q21 increased 5.8% backed by our focus on the shale which expanded 60.5% in the same period and now represents one third of our consolidated production. Natural gas expanded by 10.5% to 38.9 Mm3/d driven by an 81.5% expansion in shale gas, with crude oil expanding 3.5%, to 209.4 Kbbl/d, with shale oil increasing 27.7%.

Although Brent averaged US$73/bbl during 3Q21, the realization price of crude oil in the quarter increased by 7.2% q/q, and 38.0% y/y to US$55.3/bbl, based on the transition scheme between local refiners and producers which started in 1Q21 in order to smooth out the volatility in international reference prices into local pump prices.

The average price for natural gas for the quarter was US$4.2/MMBTU, increasing 10.4% q/q and 57.9% y/y supported by the seasonal adjustments in the new Plan GasAR and better prices for contracts with other clients. The price for 3Q21 included US$0.78 of subsidies compared to US$0.65 in 2Q21 and US$0.12 in 3Q20.

CAPEX:

Upstream capex stood at US$559 million, expanding 16.5% sequentially as we managed to tie in 72 wells, 44 of which were on the unconventional segment, reaching a new record in terms of completed unconventional horizontal wells since we started our operations in Vaca Muerta back in 2015. On a yearly basis, investments expanded 3.5x as 3Q20 was fully affected by the halt in activity that we went through given the virus outbreak.

Activity during 3Q21 focused on shale blocks: 1) on the crude oil side, mainly in our core hub, including La Amarga Chica, Loma Campana, and Bandurria Sur; and 2) on the natural gas front, Rincón del Mangrullo, Aguada de la Arena, La Calera, Aguada Pichana Oeste, La Ribera I and Aguada Pichana Este led the pack. In addition to shale activity, the development of tight gas in Río Neuquén continues.

For conventional oil, activity focused on primary recovery projects and development in the Manantiales Behr, Seco León, Cañadón Yatel and Desfiladero Bayo blocks; as well as in secondary recovery projects, mainly in the blocks of CNQ7A, Barranca Baya, Lomas del Cuyo, Seco León, Manantiales Behr and Chihuido Sierra Negra. At the same time, we continued with tertiary recovery projects mainly in the Manantiales Behr, El Trébol, Los Perales and Seco León blocks.

As for the exploration activity in operated blocks, during 3Q21, we intervened in the exploratory well La Esperanza.x-1. In the non-operated blocks, the Alto Solo.x-1 well was drilled and completed in the CNQ7 block (operated by Pluspetrol), and the the PLS.x-1(d) exploratory well was drilled in the Agua Salada block (operated by Tecpetrol) and is under evaluation.

4.2. DOWNSTREAM

Downstream Financials Unaudited Figures, in US$ million	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Diesel	846	1,111	1,220	44.3%	2,571	3,252	26.5%
Gasoline	359	581	720	N.M	1,291	1,914	48.2%
Other domestic market	353	638	528	49.6%	952	1,613	69.4%
Export market	266	442	394	48.0%	906	1,127	24.5%

Revenues	1,823	2,773	2,861	56.9%	5,721	7,907	38.2%

Depreciation & amortization	(177)	(140)	(141)	-20.4%	(468)	(415)	-11.3%
Refining & Logistics costs	(230)	(255)	(284)	23.5%	(706)	(768)	8.8%
Fuels imports	(31)	(95)	(170)	N.M	(183)	(339)	85.4%
Crude oil purchases (intersegment + third parties)	(854)	(1,219)	(1,300)	52.1%	(2,646)	(3,721)	40.6%
Biofuel purchases	(52)	(90)	(136)	N.M	(289)	(333)	15.3%
Non-oil agro purchases	(223)	(322)	(311)	39.3%	(502)	(752)	49.8%
Other	(367)	(310)	(285)	-22.2%	(969)	(802)	-17.2%

Operating income before impairment of assets	(112)	343	235	N.M	(42)	776	N.M

Impairment of assets	—	—	—	N.M	—	—	N.M

Operating income	(112)	343	235	N.M	(42)	776	N.M

Depreciation & amortization	177	140	141	-20.4%	468	415	-11.3%
Impairment of assets	—	—	—	N.M	—	—	N.M

EBITDA	65	483	376	N.M	426	1,191	N.M

Leasing	(26)	(20)	(21)	-19.8%	(77)	(56)	-27.2%
Other adjustments	0	0	(0)	N.M	1	0	-57.3%

Adjusted EBITDA	40	463	355	N.M	349	1,135	N.M

Holding results	(21)	61	48	N.M	(211)	217	N.M

Adjusted EBITDA excl. holding results	61	402	307	N.M	560	918	63.9%

Capex	72	81	113	57.5%	193	245	26.9%

Revenues expanded 3.2% sequentially, reaching US$2,861 million mainly driven by a recovery in local demand on a stable pricing environment for our most important products (diesel and gasoline). Domestic demand for diesel and gasoline stood relatively flat compared to pre-pandemic levels and expanded 13.0% sequentially, mainly due to the relaxing, in June 2021, of the mobility restrictions introduced by the government in late April 2021.

•

Diesel revenues – 43% of the segment’s sales – increased 9.8% q/q on higher volumes of 7.9% and higher prices in dollars for the diesel mix of 1.6%. Domestic sales of diesel continued to be supported by demand from the industrial, agricultural and power generation sectors, coming 2.7% above 3Q19.

•

Gasoline revenues – 25% of the downstream sales – increased by 23.9% q/q as gasoline demand, which is more retail-driven, expanded 22.4% on a sequential basis – still standing 2.7% below pre-pandemic levels 3Q19, while prices remained flat.

•	Other sales in the domestic market decreased by 17.3% q/q mainly on a seasonal reduction of sales for non-oil agricultural products.

•	Export revenues decreased 10.9% q/q mainly driven by the same seasonal reduction of sales for non-oil agricultural products.

On a year over year basis, sales increased 56.9% driven by the general recovery in demand and prices considering the collapse that took place at a domestic and international levels during 3Q20 given the outbreak of the pandemic.

Operating costs for the segment increased q/q mainly due to the following:

•

Refining and logistics costs increased by 11.4% mainly as a result of higher charges related to repair and maintenance, aligned to the planned maintenance works performed in La Plata Refinery and higher transportation costs due to an increase in volumes sold.

•

Crude oil purchases expanded 6.6% driven by higher crude prices in dollars. Crude volumes transferred from the Upstream segment increased 2.3%, which was partially offset by lower volumes purchased from third parties (-8.4%) with the latter amounting to 18% of the total crude oil processed.

•

Biofuel purchases increased by 51.4% due to higher purchases of biodiesel (96.7%) and higher purchases of bioethanol (32.8%), driven by an expansion in volumes for both products, and a lack of supply of biodiesel in the market during the 2Q21.

•

Fuel imports jumped 79.1% mainly driven by an expansion in imports of premium gasoline and diesel as a result of higher volumes and prices for both products, due to the planned stoppage of a unit of the La Plata Refinery between May and August and an increase in volumes sold.

•

Non-oil agro purchases decreased 3.3% mainly due to a 38.0% decrease in purchase of grain receipts in the agricultural sales segment by way of barter, which more than offset a 42.7% expansion in the purchases of fertilizers.

As a result, Adj. EBITDA and Adj. EBITDA excluding holding results decreased 23.4% and 23.6% q/q, respectively, though jumping over 5.0x y/y. The Adj. EBITDA figure excluding holding results is mainly composed by a Refining & Marketing Adj. EBITDA of US$258 million (US$10.7 per barrel of crude processed) which contracted 25.7% q/q but expanded 6.8x y/y.

Downstream Operating data Unaudited Figures	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Crude processed (Kbbld)	232.1	266.4	263.0	13.3%	233.1	267.5	14.8%
Refinery utilization (%)	73%	81%	80%	750bps	73%	82%	11.8%
Sales volume

Sales of refined products (Km3)	3,771	4,264	4,610	22.3%	10,913	13,015	19.3%

Total domestic market	3,495	3,976	4,297	22.9%	9,715	12,174	25.3%
of which Gasoline	816	1,032	1,263	54.8%	2,617	3,534	35.0%
of which Diesel	1,931	1,931	2,084	7.9%	5,232	5,826	11.4%
Total export market	275	288	313	13.7%	1,198	840	-29.9%

Sales of petrochemical products (Ktn)	192	229	248	29.1%	565	724	28.1%

Domestic market	147	179	187	27.5%	408	532	30.5%
Export market	45	50	60	34.4%	157	192	21.9%

Sales of grain, flours and oils (Ktn)	459	456	381	-16.9%	1,220	1,132	-7.2%

Domestic market	57	11	4	-92.8%	187	26	-85.9%
Export market	401	445	377	-6.0%	1,033	1,106	7.1%

Sales of fertilizers (Ktn)	233	328	25	-89.3%	552	539	-2.3%

Domestic market	233	328	25	-89.3%	552	539	-2.3%
Average prices of fuels in the domestic market
Gasoline (USD/m3)	427	544	544	27.5%	480	521	8.6%
Diesel (USD/m3)	437	572	581	32.9%	490	554	13.2%

Average domestic prices for gasoline and diesel are net of taxes but include commissions and fuel commercial bonuses. These prices are calculated as total realized revenues divided by volume sold in each period.

Nominal capacity at 328.1 Kbbl/d since 1Q21.

The crude oil processed during the quarter stood at 263.0 Kbbl/d, slightly down 1.3% q/q – but increasing 13.3% compared to the same period of 2020 and below 8.5% compared to pre-pandemic levels in 3Q19. This q/q decrease in crude oil processed was the result of lower availability at our La Plata Refinery as half of the quarter was affected by the maintenance works performed at one of our catalytic converter plants, that started in late May and was concluded in mid-August.

Average diesel price in dollars increased 1.6% q/q in the local market, while the average gasoline price remained flat. The sequential pricing trend was attributable to a realignment of prices in the wholesale segment that allowed us to offset the slow pace of the devaluation during the quarter. On a year over year basis, average dollar price for the diesel mix increased 32.9%, with gasoline following the uptrend at 27.5%, which permitted to pass-through tax hikes, biofuel price increases, and normalize downstream margins.

CAPEX:

Downstream capex totaled US$113 million, increasing 39.8% q/q and 57.5% y/y. During 3Q21, works in connection with the new fuel specifications were restarted, including the construction of a new diesel hydrotreatment unit in the Luján de Cuyo Refinery and the construction of gasoline hydrotreatment units and revamping of existing units in the La Plata Industrial Complex. These works aim to comply with the new specifications established by Resolution 576/2019 of the Ministry of Treasury.

During 3Q21, the scheduled maintenance of the Catalytic Cracking A plant in the La Plata Refinery was completed, with a duration of 80 days. On August 31, 2021, operations started in the ETBE unit in the Luján de Cuyo Refinery, which allows ethanol to be incorporated directly into the blending of gasolines, optimizing production and improving logistics.

4.3. GAS AND POWER

Gas & Power Financials Unaudited Figures, in US$ million	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Natural gas as producers (intersegment + third parties)	317	427	546	72.3%	900	1,258	39.9%
Natural gas retail segment	160	109	147	-8.4%	343	313	-8.6%
Other	42	43	51	20.1%	180	120	-33.1%

Revenues	520	578	744	43.1%	1,422	1,692	18.9%

Depreciation & amortization	(18)	(13)	(14)	-25.0%	(56)	(38)	-31.3%
Natural gas purchases (intersegment + third parties)	(308)	(424)	(538)	74.7%	(911)	(1,250)	37.3%
Other	(174)	(130)	(163)	-6.4%	(585)	(394)	-32.6%

Operating income before impairment of assets	19	11	29	50.0%	(129)	9	N.M

Impairment of assets	—	—	—	N.M	(1)	—	N.M

Operating income	19	11	29	50.0%	(130)	9	N.M

Depreciation & amortization	18	13	14	-25.0%	56	38	-31.3%
Impairment of assets	—	—	—	N.M	1	—	-100.0%

EBITDA	37	24	43	13.6%	(73)	47	N.M

Leasing	(18)	(5)	(5)	-71.3%	(55)	(16)	-70.4%
Other adjustments	1	1	(0)	N.M	3	3	10.0%

Adjusted EBITDA	20	20	37	89.5%	(126)	34	N.M

Capex	9	6	4	-54.1%	30	14	-52.9%

Sales of natural gas as producers include domestic and external markets.

Revenues of the segment expanded 28.7% q/q, mainly driven by a 28.0 % increase in sales of natural gas as producers in the local market and abroad – 73% of segment’s sales – given the higher volumes due to seasonality and the aforementioned increase in production and better prices in U.S. dollars supported by the seasonal adjustment included in the new Plan GasAR as well as better contractual terms with certain clients. Natural gas sales mainly from our controlled company Metrogas S.A. to the retail distribution segment (residential customers and small businesses) and to large customers (power plants and industries) – 20% of segment’s sales – increased by 35.5% q/q mainly on the back of seasonally higher sales of gas and an expansion in the average price perceived through its distribution network.

Total operating costs increased q/q primarily due to higher purchases of natural gas (27.0% q/q) on increasing volumes (16.3% q/q) – volumes transferred from the Upstream segment were up by 16.0%, and the purchases from third parties increased 143.5%.

As a whole, Adjusted EBITDA stood at US$37 million compared to a gain of US$20 million in 2Q21.

4.4. CORPORATE AND OTHER

Corporate & Other Financials Unaudited Figures, in US$ million	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Revenues	122	181	224	82.9%	387	548	41.8%

Operating costs	(195)	(217)	(261)	34.1%	(613)	(664)	8.4%

Operating income before impairment of assets	(72)	(36)	(37)	-48.4%	(226)	(116)	-48.8%

Impairment of assets	(0)	—	—	N.M	(1)	—	N.M

Operating income	(72)	(36)	(37)	-48.4%	(227)	(116)	-49.0%

Depreciation & amortization	23	21	22	-7.5%	79	63	-19.9%
Impairment of assets	0	—	—	-100.0%	1	—	-100.0%

EBITDA	(49)	(16)	(16)	-67.8%	(147)	(53)	-64.3%

Leasing	0	—	—	-100.0%	(0)	—	N.M
Other adjustments	(1)	1	5	N.M	(3)	5	N.M

Adjusted EBITDA	(50)	(15)	(11)	-77.6%	(150)	(48)	-68.1%

Capex	16	13	19	18.9%	52	39	-24.5%

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously mentioned business segments.

Corporate adjusted EBITDA for 3Q21 represented a loss of US$11 million, reflecting no significant variation when compared with the loss of US$15 million in 2Q21, as an expansion in operating costs (20.4% q/q), mainly in our subsidiary AESA as a result of higher activity, was offset by an increase in revenues (24.0% q/q).

4.5. CONSOLIDATION ADJUSTMENTS

Consolidation Adjustments Financials Unaudited Figures, in US$ million	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Revenues	(1,217)	(1,567)	(1,812)	48.9%	(3,619)	(4,766)	31.7%

Operating costs	1,241	1,572	1,792	44.4%	3,817	4,684	22.7%

Operating income before impairment of assets	24	5	(20)	N.M	198	(82)	N.M

Impairment of assets	—	—	—	N.M	—	—	N.M

Operating income	24	5	(20)	N.M	198	(82)	N.M

Depreciation & amortization	—	(1)	(1)	N.M	—	(4)	N.M
Impairment of assets	—	—	—	N.M	—	—	N.M

EBITDA	24	3	(22)	N.M	198	(86)	N.M

Leasing	—	—	—	N.M	—	—	N.M
Other adjustments	—	—	—	N.M	—	—	N.M

Adjusted EBITDA	24	3	(22)	N.M	198	(86)	N.M

Consolidation adjustments to eliminate results among business segments not transferred to third parties was negative US$22 million in 3Q21 compared to positive US$3 million in 2Q21. In 3Q21, the gap between the transfer price across businesses and the cost of production of the company’s inventories widened, while in 2Q21 it followed the same trend but only on a marginal way.

5. LIQUIDITY AND SOURCES OF CAPITAL

5.1. CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Cash BoP	1,187	612	540	-54.5%	1,106	650	-41.2%
Net cash flow from operating activities	666	1,001	1,086	63.2%	2,125	3,141	47.8%
Net cash flow from investing activities	(279)	(531)	(789)	N.M	(1,016)	(1,844)	81.4%
Net cash flow from financing activities	(730)	(525)	(200)	-72.6%	(1,313)	(1,247)	-5.0%
FX adjustments & other	(60)	(17)	(15)	-75.4%	(118)	(77)	-34.3%

Cash EoP	784	540	623	-20.5%	784	623	-20.5%

Investment in financial assets	220	395	410	86.2%	220	410	86.2%

Cash + short-term investments EoP	1,004	935	1,034	2.9%	1,004	1,034	2.9%

FCF	150	311	144	-3.8%	126	740	N.M

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

BoP stands for Beginning of period / EoP stands of End of period.

Net cash flow from operating activities amounted to US$1,086 million in 3Q21, representing an increase of 8.6% q/q compared to the US$1,001 million registered in 2Q21. This q/q change was mainly due to an expansion in the Adjusted EBITDA. On a year over year basis, the continued recovery in profitability, resulted in a 63.2% increase in our cash flow from operations.

Net cash flow from investing activities were negative US$789 million, compared to negative US$531 million in 2Q21. This variation was mainly driven by an increase in the acquisition of PP&E (cash capex), which totaled US$702 million, including purchases of materials, as a result of the catch-up plan we put in place mainly in our shale oil core hub to reach our annual capex guidance of US$2.7 billion. In 3Q20, net cash outflow from investing activities was negative US$279 million, mainly due to the halt in activity that took place during such quarter.

Net cash flow from financing activities amounted to negative US$200 million in 3Q21, compared to negative US$525 million in 2Q21, with net borrowing laying in positive ground during the quarter at US$55 million mainly due to a US$384 million 11-year dollar-linked bond issued in the local market during July 2021. Interest payments during the quarter increased 39.7% q/q, totaling US$183 million.

Free cash flow before debt financing reached US$144 million during the quarter, being positive for the sixth consecutive quarter, and accumulating US$740 million during 9M21 (compared to US$126 million in 9M20). This improvement was related to the aforementioned recovery in profitability.

Total consolidated liquidity, including US$410 million of sovereign bonds and treasury notes, stood at US$1,034 million as of September 30, 2021, mostly aligned with the liquidity position held during the most recent years, and in-line with the target level set at US$1 billion plus/minus10%.

In terms of cash management, in 3Q21 we continued administering our liquidity with an active asset management approach to minimize FX exposure. Considering the aforementioned new local bond, our net FX exposure, including hedging instruments, financial assets that mature within the next 24 months, and netting our peso denominated debt, increased from 6% by the end of June 2021 to 14% at the end of September 2021.

5.2. NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	3Q20	2Q21	3Q21	Q/Q Δ
Short-term debt	1,893	1,274	1,092	-14.3%
Long-term debt	6,314	6,160	6,397	3.9%

Total debt	8,207	7,434	7,489	0.7%

Avg. Interest rate for AR$-debt	33.8%	35.7%	35.1%
Avg. Interest rate for US$-debt	7.5%	7.6%	7.5%
% of debt in AR$	7%	6%	5%

Cash + short term investments	1,004	935	1,034	10.6%

% of cash in AR$	71%	55%	60%

Net debt	7,203	6,499	6,455	-0.7%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

As of September 30, 2021, YPF’s consolidated net debt totaled US$6,455 million, decreasing by US$44 million q/q, which debt level was not seen since 2015. On a year over year basis, the total reduction in our net debt reached US$747 million.

Our net-debt-to-last-twelve-month-adjusted-EBITDA ratio dropped to 2.0x, compared to 2.7x in the previous quarter, and 4.9x in 1Q21, mainly due to the strong recovery in profitability, together with our lower net debt levels, being again within our debt incurrence covenant limits, and already reaching our guidance for the year. Since the pandemic started at the end of 1Q20, we have reduced our net debt by US$1,184 million.

Regarding our maturity profile, we have no major maturities in 4Q21, as most of it is related to local instruments (loans, trade lines and bonds). Looking into 2022, we need to face commitments for US$826 million, with close to 40% under the 2024 and 2025 international bonds coming due between March and September of 2022, with the remainder being composed mostly of pre-export financing and bank loans.

The following chart shows the consolidated principal debt maturity profile of the company as of September 30, 2021, expressed in millions of dollars:

YPF bonds issued during 3Q2021 are detailed below:

New Issuances Instrument	Market	Issue Date (*)	Maturity Date	Currency		Interest Rate	Amount Issued
Class XX	Domestic	22-Jul-21	22-Jul-32	US$	linked	5,75%	384,209,900

(*) On the first and second settlement dates (July 22, 2021 – September 6, 2021) we issued US$230,525,940 – 30% of the nominal value in each date respectively – and the remaining 40% was issued on October 21, 2021.

6. TABLES AND NOTES

6.1. CONSOLIDATED STATEMENT OF INCOME

Income Statement Unaudited Figures, in US$ million	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Revenues	2,327	3,349	3,621	55.6%	7,106	9,618	35.3%

Costs	(2,180)	(2,639)	(2,820)	29.3%	(6,693)	(7,697)	15.0%

Gross profit	147	710	801	N.M	413	1,921	N.M

Selling expenses	(220)	(276)	(280)	27.5%	(785)	(780)	-0.5%
Administrative expenses	(122)	(115)	(117)	-4.2%	(339)	(335)	-1.2%
Exploration expenses	(58)	(9)	(10)	-82.8%	(71)	(20)	-71.6%
Impairment of property, plant and equipment and intangible assets	(19)	—	—	N.M	(869)	—	N.M
Other operating results, net	(47)	(1)	34	N.M	191	30	-84.2%

Operating income	(319)	310	428	N.M	(1,460)	816	N.M

Income of interests in companies and joint ventures	58	15	45	-23.0%	112	117	4.8%
Financial Income	303	206	157	-48.1%	1,099	617	-43.9%
Financial Cost	(448)	(376)	(304)	-32.1%	(1,489)	(1,046)	-29.8%
Other financial results	46	54	65	40.4%	200	182	-8.8%
Financial results, net	(98)	(116)	(82)	-16.4%	(191)	(247)	29.2%

Net profit before income tax	(360)	209	390	N.M	(1,539)	686	N.M

Income tax	(122)	(701)	(153)	25.1%	(98)	(966)	N.M

Net profit for the period	(482)	(492)	237	N.M	(1,637)	(280)	-82.9%

Net profit for shareholders of the parent company	(484)	(479)	232	N.M	(1,635)	(271)	-83.4%
Net profits for non-controlling interest	2	(13)	5	N.M	(2)	(10)	N.M
Earnings per share attributable to shareholders of the parent company (basic and diluted)	(1.23)	(1.22)	0.59	N.M	(4.17)	(0.69)	-83.5%
Other comprehensive income	630	371	275	-56.3%	2,158	1,388	-35.7%

Total comprehensive income for the period	147	(121)	512	N.M	521	1,107	N.M

Income Statement Unaudited Figures, in AR$ million	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Revenues	173,485	315,873	353,558	N.M	481,713	904,321	87.7%

Costs	(162,353)	(248,940)	(275,354)	69.6%	(455,089)	(722,825)	58.8%

Gross profit	11,132	66,933	78,204	N.M	26,624	181,496	N.M

Selling expenses	(16,358)	(26,021)	(27,369)	67.3%	(53,402)	(73,335)	37.3%
Administrative expenses	(9,144)	(10,912)	(11,522)	26.0%	(23,276)	(31,559)	35.6%
Exploration expenses	(4,218)	(804)	(963)	-77.2%	(5,074)	(1,926)	-62.0%
Impairment of property, plant and equipment and intangible assets	(1,405)	—	—	N.M	(58,834)	—	N.M
Other operating results, net	(3,496)	(55)	3,286	N.M	11,827	2,955	-75.0%

Operating income	(23,489)	29,141	41,636	N.M	(102,135)	77,631	N.M

Income of interests in companies and joint ventures	4,530	1,439	4,358	-3.8%	8,250	10,913	32.3%
Financial Income	22,251	19,314	15,374	-30.9%	73,874	57,035	-22.8%
Financial Cost	(33,386)	(35,448)	(29,862)	-10.6%	(101,200)	(97,633)	-3.5%
Other financial results	3,685	5,262	6,535	77.3%	14,467	17,482	20.8%
Financial results, net	(7,450)	(10,872)	(7,953)	6.8%	(12,859)	(23,116)	79.8%

Net profit before income tax	(26,409)	19,708	38,041	N.M	(106,744)	65,428	N.M

Income tax	(8,923)	(65,970)	(15,070)	68.9%	(7,285)	(90,966)	N.M

Net profit for the period	(35,332)	(46,262)	22,971	N.M	(114,029)	(25,538)	-77.6%

Net profit for shareholders of the parent company	(35,466)	(45,017)	22,500	N.M	(113,884)	(24,583)	-78.4%
Net profits for non-controlling interest	134	(1,245)	471	N.M	(145)	(955)	N.M

Earnings per share attributable to shareholders of the parent company (basic and diluted)	(90.29)	(114.67)	57.33	N.M	(290.13)	(62.60)	-78.4%

Other comprehensive income	46,179	34,904	26,781	-42.0%	145,197	127,343	-12.3%

Total comprehensive income for the period	10,847	(11,358)	49,752	N.M	31,168	101,805	N.M

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.2. CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet	In US$ million		In AR$ million
Unaudited Figures	31-Dec-20	30-Sep-21	31-Dec-20	30-Sep-21
Non-current Assets
Intangible assets	465	438	39,119	43,197
Properties, plant and equipment	16,413	15,841	1,379,527	1,562,586
Assets for leasing	524	467	44,081	46,049
Investments in companies and joint ventures	1,274	1,370	107,112	135,146
Deferred tax assets, net	31	21	2,629	2,115
Other receivables	174	201	14,657	19,797
Trade receivables	101	43	8,531	4,208
Investment in financial assets	0	144	0	14,188

Total Non-current Assets	18,985	18,525	1,595,656	1,827,286

Current Assets
Assets held for disposal	6	1	494	99
Inventories	1,191	1,399	100,137	137,999
Contract assets	10	11	871	1,069
Other receivables	409	462	34,369	45,612
Trade receivables	1,287	1,615	108,146	159,322
Investment in financial assets	344	410	28,934	40,466
Cash and cash equivalents	650	623	54,618	61,498

Total Current Assets	3,897	4,522	327,569	446,065

Total Assets	22,882	23,047	1,923,225	2,273,351

Shareholders’ Equity
Shareholders’ contributions	124	106	10,385	10,457
Reserves, other comprehensive income and retained earnings	7,934	7,779	666,845	767,343
Non-controlling interest	73	76	6,165	7,472

Total Shareholders´ Equity	8,131	7,961	683,395	785,272

Non-current Liabilities
Provisions	2,219	2,312	186,488	228,015
Deferred tax liabilities, net	1,423	2,139	119,609	210,994
Income tax payable	42	32	3,571	3,184
Other taxes payable	3	2	215	205
Salaries and social security	46	36	3,860	3,562
Liabilities from leasing	288	260	24,172	25,689
Loans	6,277	6,397	527,575	630,995
Other liabilities	35	9	2,961	931
Accounts payable	8	15	710	1,496

Total non-current Liabilities	10,341	11,203	869,161	1,105,071

Current Liabilities
Provisions	73	87	6,133	8,617
Contract liabilities	81	177	6,824	17,425
Income tax payable	9	17	740	1,632
Other taxes payable	188	191	15,764	18,871
Salaries and social security	178	199	14,934	19,655
Liabilities from leasing	263	229	22,098	22,597
Loans	1,793	1,092	150,731	107,734
Other liabilities	108	52	9,062	5,139
Accounts payable	1,718	1,838	144,383	181,338
Total Current Liabilities	4,410	3,883	370,669	383,008

Total Liabilities	14,751	15,086	1,239,830	1,488,079

Total Liabilities and Shareholders’ Equity	22,882	23,047	1,923,225	2,273,351

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.3. CONSOLIDATED STATEMENT OF CASH FLOW

Cash Flow Statement Unaudited Figures, in US$ million	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Operating activities
Net income	(482)	(492)	237	N.M	(1,637)	(280)	-82.9%
Income of interests in companies and joint ventures	(58)	(15)	(45)	-23.0%	(112)	(117)	4.8%
Depreciation of property, plant and equipment	645	772	715	10.8%	1,990	2,175	9.3%
Depreciation of the right-of-use assets	64	51	52	-18.4%	200	151	-24.5%
Amortization of intangible assets	13	13	13	-5.8%	35	37	5.5%
Losses of property, plant and equipment and intangible assets and consumption of materials	137	87	74	-46.4%	253	244	-3.7%
Income tax charge	122	701	153	25.1%	98	966	N.M
Net increase in provisions	103	79	49	-51.9%	348	193	-44.4%
Impairment of property, plant and equipment and intangible assets	19	—	—	-100.0%	869	—	-100.0%
Interest, exchange differences and others	88	122	105	18.5%	135	270	N.M
Stock compensation plans	1	1	1	-43.5%	6	3	-43.3%
Accrued insurance	—	—	—	N.M	(48)	—	N.M
Results from exchange of debt instruments	29	—	—	-100.0%	29	(21)	N.M
Results for assignment of participation in areas	—	(5)	(11)	N.M	(191)	(16)	-91.8%
Results from sales of assets held for disposal	—	(33)	(25)	N.M	—	(58)	N.M
Results from exchange of financial instruments	(18)	—	—	N.M	(18)	—	N.M
Changes in assets and liabilities
Trade receivables	(119)	(162)	(123)	3.1%	307	(264)	N.M
Other receivables	26	55	(29)	N.M	127	(67)	N.M
Inventories	61	(86)	(95)	N.M	(35)	(206)	N.M
Accounts payable	(136)	(63)	(53)	-61.2%	(369)	75	N.M
Other taxes payable	23	(57)	(15)	N.M	29	19	-32.8%
Salaries and Social Security	83	13	16	-81.4%	68	1	-98.4%
Other liabilities	1	(17)	(24)	N.M	3	(68)	N.M
Decrease in provisions included in liabilities for payments / utilization	(4)	(10)	(14)	N.M	(30)	(45)	48.2%
Contract Assets	0	(11)	3	N.M	(5)	(3)	-43.2%
Contract Liabilities	43	14	104	N.M	25	111	N.M
Dividends received	5	40	—	-100.0%	37	40	10.2%
Insurance charge for loss of profit	28	5	—	-100.0%	43	5	-87.2%
Income tax payments	(10)	(1)	(1)	-86.3%	(32)	(4)	-87.0%

Net cash flow from operating activities	666	1,001	1,086	63.2%	2,125	3,141	47.8%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(191)	(500)	(702)	N.M	(1,269)	(1,695)	33.6%
Proceeds from sales of financial assets	37	120	103	N.M	454	327	-27.9%
Payments for the acquisition of financial assets	(126)	(191)	(209)	66.3%	(416)	(547)	31.5%
Interest received from financial assets	0	22	5	N.M	0	40	N.M
Collection for sale of assets and assignment of participation in areas	—	17	14	N.M	215	32	-85.3%

Net cash flow from investing activities	(279)	(531)	(789)	N.M	(1,016)	(1,844)	81.4%

Financing activities
Payment of loans	(691)	(543)	(253)	-63.4%	(1,893)	(1,333)	-29.6%
Payment of interests	(251)	(131)	(183)	-27.2%	(713)	(513)	-28.0%
Proceeds from loans	288	226	308	6.8%	1,533	824	-46.3%
Payment of leasing	(74)	(77)	(72)	-2.6%	(232)	(225)	-2.8%
Payment of interests related to income tax	(2)	(0)	(0)	-88.3%	(9)	(0)	-94.6%

Net cash flow from financing activities	(730)	(525)	(200)	-72.6%	(1,313)	(1,247)	-5.0%

Effect of changes in exchange rates on cash and cash equivalents	17	6	3	-80.3%	140	20	-85.7%
Translation adjustments	(77)	(23)	(18)	-76.5%	(258)	(97)	-62.3%
Increase (decrease) in cash and cash equivalents	(403)	(72)	83	N.M	(322)	(26)	-91.8%
Cash and cash equivalents at the beginning of the period	1,187	612	540	-54.5%	1,106	650	-41.2%

Cash and cash equivalents at the end of the period	784	540	623	-20.5%	784	623	-20.5%

Cash Flow Statement Unaudited Figures, in AR$ million	3Q20	2Q21	3Q21	Y/Y Δ	9M20	9M21	Y/Y Δ
Operating activities
Net income	(35,332)	(46,262)	22,971	N.M	(114,029)	(25,538)	-77.6%
Income of interests in companies and joint ventures	(4,530)	(1,439)	(4,358)	-3.8%	(8,250)	(10,913)	32.3%
Depreciation of property, plant and equipment	47,375	72,552	69,548	46.8%	133,947	202,975	51.5%
Depreciation of the right-of-use assets	4,703	4,768	5,092	8.3%	13,382	14,074	5.2%
Amortization of intangible assets	1,000	1,197	1,246	24.6%	2,409	3,485	44.7%
Losses of property, plant and equipment and intangible assets and consumption of materials	10,062	8,186	7,151	-28.9%	17,422	22,706	30.3%
Income tax charge	8,923	65,970	15,070	68.9%	7,285	90,966	N.M
Net increase in provisions	7,529	7,455	4,800	-36.2%	23,694	17,978	-24.1%
Impairment of property, plant and equipment and intangible assets	1,405	—	—	-100.0%	58,834	—	-100.0%
Interest, exchange differences and others	6,690	11,375	9,966	49.0%	8,930	25,155	N.M
Stock compensation plans	68	122	51	-25.0%	368	292	-20.7%
Accrued insurance	—	—	—	N.M	(3,189)	—	N.M
Results from exchange of debt instruments	2,097	—	—	-100.0%	2,097	(1,855)	N.M
Results for assignment of participation in areas	—	(472)	(1,027)	N.M	(12,233)	(1,499)	-87.7%
Results from sales of assets held for disposal	—	(3,121)	(2,428)	N.M	—	(5,549)	N.M
Results from exchange of financial instruments	(1,330)	—	—	N.M	(1,330)	—	N.M
Changes in assets and liabilities
Trade receivables	(8,709)	(15,252)	(11,916)	36.8%	18,510	(25,352)	N.M
Other receivables	1,880	5,202	(2,851)	N.M	9,147	(5,912)	N.M
Inventories	4,460	(8,102)	(9,202)	N.M	(929)	(19,551)	N.M
Accounts payable	(9,971)	(5,947)	(5,134)	-48.5%	(25,353)	5,799	N.M
Other taxes payable	1,665	(5,339)	(1,453)	N.M	2,042	1,275	-37.6%
Salaries and Social Security	6,113	1,246	1,507	-75.3%	5,270	304	-94.2%
Other liabilities	61	(1,593)	(2,369)	N.M	212	(6,339)	N.M
Decrease in provisions included in liabilities for payments / utilization	(280)	(933)	(1,373)	N.M	(1,919)	(4,127)	N.M
Contract Assets	7	(1,028)	283	N.M	(256)	(265)	3.5%
Contract Liabilities	3,141	1,327	10,099	N.M	1,922	10,815	N.M
Dividends received	398	3,766	—	-100.0%	2,494	3,794	52.1%
Insurance charge for loss of profit	2,030	503	—	-100.0%	3,034	515	-83.0%
Income tax payments	(708)	(129)	(129)	-81.8%	(2,164)	(387)	-82.1%

Net cash flow from operating activities	48,747	94,052	105,544	N.M	141,347	292,846	N.M

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(13,994)	(46,976)	(68,176)	N.M	(81,880)	(158,792)	93.9%
Proceeds from sales of financial assets	2,713	11,284	9,972	N.M	30,885	30,512	-1.2%
Payments for the acquisition of financial assets	(9,192)	(17,909)	(20,284)	N.M	(28,841)	(51,287)	77.8%
Interest received from financial assets	15	2,049	475	N.M	15	3,696	N.M
Collection for sale of assets and assignment of participation in areas	—	1,634	1,376	N.M	13,867	3,010	-78.3%

Net cash flow from investing activities	(20,458)	(49,918)	(76,637)	N.M	(65,954)	(172,861)	N.M

Financing activities
Payment of loans	(50,611)	(51,050)	(24,562)	-51.5%	(129,668)	(123,080)	-5.1%
Payment of interests	(18,354)	(12,281)	(17,730)	-3.4%	(47,941)	(47,674)	-0.6%
Proceeds from loans	21,096	21,208	29,902	41.7%	102,684	76,823	-25.2%
Payment of leasing	(5,411)	(7,197)	(6,991)	29.2%	(15,470)	(20,971)	35.6%
Payment of interests related to income tax	(168)	(14)	(26)	-84.5%	(608)	(47)	-92.3%

Net cash flow from financing activities	(53,448)	(49,334)	(19,407)	-63.7%	(91,003)	(114,949)	26.3%

Effect of changes in exchange rates on cash and cash equivalents	1,259	593	329	-73.9%	9,151	1,844	-79.8%
Increase (decrease) in cash and cash equivalents	(23,900)	(4,607)	9,829	N.M	(6,459)	6,880	N.M
Cash and cash equivalents at the beginning of the period	83,541	56,276	51,669	-38.2%	66,100	54,618	-17.4%

Cash and cash equivalents at the end of the period	59,641	51,669	61,498	3.1%	59,641	61,498	3.1%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.4. MAIN PHYSICAL MAGNITUDES

Main physical magnitudes Unaudited Figures	Unit	1Q20	2Q20	3Q20	4Q20	Cum. 2020	1Q21	2Q21	3Q21	Cum. 2021
Total Production	Kboe	46,439	42,480	43,101	38,901	170,920	39,330	41,961	45,591	126,882

Crude oil production	Kbbl	20,488	18,274	18,621	18,311	75,693	18,691	19,125	19,265	57,082
NGL production	Kbbl	4,090	4,162	4,121	995	13,369	2,653	3,329	3,832	9,815
Gas production	Mm3	3,476	3,187	3,237	3,116	13,015	2,860	3,102	3,576	9,538
Henry Hub	USD/MMBTU	1.9	1.8	2.1	2.8	2.1	2.7	3.0	4.3	3.3
Brent	USD/bbl	50.4	29.3	43.0	44.3	41.8	61.8	68.8	73.5	67.7
Sales volume (YPF stand alone)

Sales of refined products	Km3	4,101	3,041	3,771	4,056	14,970	4,140	4,264	4,610	13,015

Domestic market	Km3	3,541	2,679	3,495	3,890	13,606	3,901	3,976	4,297	12,174
Gasoline	Km3	1,222	579	816	1,081	3,698	1,240	1,032	1,263	3,534
Diesel	Km3	1,722	1,578	1,931	1,812	7,044	1,811	1,931	2,084	5,826
Jet fuel and kerosene	Km3	126	13	14	27	180	65	49	74	188
Fuel Oil	Km3	4	29	157	85	275	102	73	36	211
LPG	Km3	136	182	229	122	670	130	195	186	511
Other (*)	Km3	330	298	348	763	1,739	553	697	654	1,905
Export market	Km3	561	362	275	166	1,364	239	288	313	840
Petrochemical naphtha	Km3	86	104	52	24	266	0	96	89	185
Jet fuel and kerosene	Km3	124	10	10	22	165	25	27	29	81
LPG	Km3	141	23	33	38	235	74	23	62	159
Bunker (Diesel and Fuel Oil)	Km3	103	103	94	51	350	52	64	78	193
Other (*)	Km3	107	122	87	31	347	88	79	55	222

Sales of petrochemical products	Ktn	227	147	192	152	717	247	229	248	724

Domestic market	Ktn	166	95	147	116	524	166	179	187	532
Methanol	Ktn	55	22	36	14	129	43	57	71	171
Other	Ktn	111	72	110	102	395	123	121	117	361
Export market	Ktn	61	52	45	36	193	81	50	60	192
Methanol	Ktn	27	6	2	15	50	45	18	32	95
Other	Ktn	33	46	43	21	143	37	32	28	97

Grain, flours and oils	Ktn	238	523	459	217	1,438	294	456	381	1,132

Domestic market	Ktn	33	97	57	29	216	11	11	4	26
Export market	Ktn	205	427	401	189	1,221	284	445	377	1,106

Fertilizers	Ktn	91	227	233	131	682	186	328	25	539

Domestic market	Ktn	91	227	233	131	682	186	328	25	539
Main products imported (YPF stand alone)
Gasolines	Km3	51	0	0	0	51	82	6	46	134
Jet Fuel	Km3	0	0	0	8	8	0	4	0	4
Diesel	Km3	78	150	82	61	371	46	155	251	452

Brent: The Brent price has been restated for 1Q20.

Other (*): Principally includes sales of oil and lubricant bases, grease, asphalt, and residual carbon, among others.

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions, or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 9, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer